December 7, 2005

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	NATCO Group Inc. – File No. 1-15603

Form 10-K/A for the Fiscal Year Ended December 31, 2004;

Forms 10-Q for the Quarters Ended March 31 and June 30, 2005

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of November 22, 2005. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Richard W. FitzGerald, Senior Vice President and Chief Financial Officer (713-685-8082) or, in his absence, Katherine Ellis, Senior Vice President & General Counsel (713-685-6183).

Sincerely,

/s/ John U. Clarke	/s/ Richard W. FitzGerald
John U. Clarke	Richard W. FitzGerald
Chairman & Chief Executive Officer	Senior Vice President & Chief
Financial Officer

Enclosures

Brookhollow Central III	Telephone: (713) 683-9292
2950 North Loop West, 7th Floor	Facsimile: (713) 812-6654
Houston, Texas 77092

US Securities & Exchange Commission

December 7, 2005

cc:	Scott Watkinson, Staff Accountant

Stop 7010

Jeanne Baker, Assistant Chief Accountant

Stop 7010

Bill Swanstrom

Locke, Liddell & Sapp

Marc Watts

Locke, Liddell & Sapp

Eric Johnson

Locke, Liddell & Sapp

Al Kekish

KPMG LLP

RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31 and June 30, 2005

File No. 1-15603

December 7, 2005

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated November 22, 2005

Form 10-K/A for the Year Ended December 31, 2004

Financial Statements, page 46

Consolidated Statements of Operations, page 47

1.	We have reviewed your response to comment two. We note that you recognize your parts and installation services on an as delivered, as performed basis. However, with regard to your disclosure obligations under Rule 5-03.1 of Regulation S-X, we believe that you are required to separately disclose your revenues related to parts and installation service. In this regard we note, as indicated in your response to prior comment six, that you sell parts on a stand-alone basis. Notwithstanding the fact that you have not historically separately tracked parts and service revenues, it appears that you have the ability to do so. Therefore, we believe that you should separately present parts and service revenues in future filings.

Response: The Company does sell parts on a stand-alone basis and these revenues are included in the “Traditional/Standard/Used Equipment” category in note 10 of our third quarter Form 10-Q segment disclosure. Also included in that line item is commingled product and service activity where parts and the related repair and installation labor are quoted, ordered and billed on a single invoice. We do not identify, in our primary reporting systems, the separation of labor, materials and overhead for revenue or billing purposes related to this commingled activity. In order to accomplish this separation of products and services, information must be obtained from secondary sources such as our bidding and invoicing systems.

The Company will separately report product and service revenues and related cost of goods sold as required by Rule 5-03.1 of Regulation S-X in future filings. We will use information from the various reporting and tracking systems in order to minimize allocations. Our proposed revised disclosure for the three months and nine months ended 2005 and 2004 is shown below.

NATCO GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenues:
Products	$83,368	$70,284	$231,016	$188,282
Services	19,032	14,029	54,688	41,360

	102,400	84,313	285,704	229,642

Cost of Goods Sold:
Products	66,983	57,651	187,300	153,007
Services	10,568	7,702	29,872	23,230

	77,551	65,353	217,172	176,237
Gross profit	$24,849	$18,960	$68,532	$53,405

2.	It is unclear to us why allocation of the direct costs of parts sold and the labor expended in their installation requires a significant degree of subjective cost assumptions. Separating the amount relieved from inventory from the cost of labor expensed on installation does not appear to us to require subjective allocation. Please provide us with additional information to help us understand why allocations are necessary.

Response: Material and labor costs are not separately identified in our primary reporting systems for the majority of the cost of goods sold. These details are only available in other secondary systems such as project costing, inventory, purchasing and labor management. Our existing reporting from these systems will need to be modified to provide this information. Also, there are other direct costs not easily identified in our systems that are incurred in support of both product and service activities that require a level of allocation.

2